UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 7, 2022

IAA, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-38580	83-1030538
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

IAA, Inc.

Two Westbrook Corporate Center, Suite 500

Westchester, Illinois 60154

(Address of principal executive offices and zip code)

Registrant’s telephone number, including area code: (708) 492-7000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol	Name of each exchange on which registered
Common Stock, par value $0.01 per share	IAA	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act: ☐

Item 1.01	Entry into a Material Definitive Agreement.

On November 7, 2022, IAA, Inc., a Delaware corporation (“IAA”), entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Ritchie Bros. Auctioneers Incorporated, a company organized under the federal laws of Canada (“RBA”), Ritchie Bros. Holdings Inc., a Washington corporation and a direct and indirect wholly owned subsidiary of RBA (“US Holdings”), Impala Merger Sub I, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings (“Merger Sub 1”), and Impala Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of US Holdings (“Merger Sub 2”), providing for RBA’s acquisition of IAA for total consideration as of the date hereof of approximately $7.3 billion, including the assumption of approximately $1.0 billion in debt. Upon the terms and subject to the conditions set forth in the Merger Agreement, (i) Merger Sub 1 will be merged with and into IAA (the “First Merger”), with IAA surviving as an indirect wholly owned subsidiary of RBA and a direct wholly owned subsidiary of US Holdings (the “Surviving Corporation”), and (ii) immediately following the consummation of the First Merger, the Surviving Corporation will be merged with and into Merger Sub 2 (together with the First Merger, the “Mergers”), with Merger Sub 2 surviving as a direct wholly owned subsidiary of US Holdings. Upon completion of the Mergers, RBA stockholders will own approximately 59% of the common shares of the combined company and IAA stockholders will own approximately 41%.

Subject to the terms and conditions of the Merger Agreement, at the effective time of the First Merger (the “Effective Time”), each:

(i)	share of IAA common stock, par value $0.01 per share (“IAA Common Stock”), issued and outstanding immediately prior to the Effective Time (excluding any shares of IAA Common Stock held by IAA as treasury stock, owned by RBA, US Holdings, Merger Sub 1 and Merger Sub 2 immediately prior to the Effective Time, or owned by stockholders of IAA who have validly demanded and not withdrawn appraisal rights in accordance with Section 262 of the Delaware General Corporation Law) will be converted automatically into the right to receive: (A) 0.5804 of a common share, without par value, of RBA (“RBA Common Shares”) and (B) $10.00 in cash, without interest (together, the “Merger Consideration”);

(ii)	award of restricted stock units of IAA that was subject solely to time-based vesting (each, an “IAA RSU Award”), outstanding as of immediately prior to the Effective Time will be assumed by RBA and converted into the right to receive upon vesting, the number of RBA Common Shares (rounded down to the nearest whole share) equal to the product obtained by multiplying (A) the number of shares of IAA Common Stock subject to such IAA RSU Award immediately prior to the Effective Time and (B) an Equity Award Exchange Ratio (as defined in the Merger Agreement) and will be subject to the same terms and conditions, including vesting and forfeiture terms, applicable to the corresponding IAA RSU Award immediately prior to the Effective Time;

(iii)	award of restricted stock units of IAA that was subject to performance-based vesting (each, an “IAA PRSU Award”), unvested and outstanding as of immediately prior to the Effective Time, will be assumed by RBA and converted into the right to receive, upon vesting the number of RBA Common Shares (rounded down to the nearest whole share) equal to the product obtained by multiplying (A) the number of IAA Common Stock subject to such IAA PRSU Award (determined based on the target number of shares subject to such IAA PRSU Award) and (B) the Equity Award Exchange Ratio, and will be subject to the same terms and conditions, including time-based vesting and forfeiture provisions, but not performance-vesting provisions, applicable to the corresponding IAA PRSU Award immediately prior to the Effective Time;

(iv)	option to purchase IAA Common Stock (each, an “IAA Option”), outstanding as of immediately prior to the Effective Time, whether vested or unvested, will be assumed by RBA and converted into an option to purchase the number of RBA Common Shares (rounded down to the nearest whole share) equal to the product obtained by multiplying (A) the number of shares of IAA Common Stock subject to such IAA Option immediately prior to the Effective Time by (B) the Equity Award Exchange Ratio, at an exercise price per RBA Common Share equal to the quotient of (x) the per share price of such IAA Option immediately prior to the Effective Time and (y) the Equity Award Exchange Ratio, rounded up to the nearest whole cent, and will otherwise be subject to the same terms and conditions, including vesting, exercise, expiration and forfeiture provisions, applicable to the corresponding IAA Option immediately prior to the Effective Time;

(v)	restricted stock award of IAA (each, an “IAA Restricted Stock Award”), unvested and outstanding as of immediately prior to the Effective Time will automatically vest in full, and each share of IAA Common Stock underlying such IAA Restricted Stock Award will be treated as an outstanding share of IAA Common Stock for the purposes of receiving the Merger Consideration pursuant to the Merger Agreement; and

(vi)	phantom stock award of IAA granted to a non-employee director of IAA (each, an “IAA Phantom Stock Award”), outstanding as of immediately prior to the Effective Time will automatically vest in full, and each share of IAA Common Stock underlying such IAA Phantom Stock Award be treated as an outstanding share of IAA Common Stock for the purposes of receiving the Merger Consideration pursuant to the Merger Agreement.

Each party has agreed to call a meeting of its stockholders to consider (i) in the case of RBA, the approval of the issuance of the RBA Common Shares in connection with the Mergers by the affirmative vote of a majority of the votes cast by holders of the outstanding RBA Common Shares at the meeting (the “RBA Shareholder Approval”), and (ii) in the case of IAA, the adoption of the Merger Agreement by the holders of a majority of the outstanding shares of IAA Common Stock (the “IAA Stockholder Approval”). The closing of the Mergers is subject to the satisfaction or waiver of certain conditions including, among other things, (a) the RBA Shareholder Approval, (b) the IAA Stockholder Approval, (c) certain approvals, clearances and/or expirations of waiting periods under applicable antitrust laws, (d) a registration statement on Form S-4 to be filed by RBA being declared effective by the Securities and Exchange Commission (the “SEC”), (e) the approval for listing by the NYSE and TSX of the RBA Common Shares to be issued pursuant to the Merger Agreement, (f) subject to certain materiality exceptions, the accuracy of the representations and warranties of the other party contained in the Merger Agreement and the compliance by the other party with its covenants contained in the Merger Agreement, (g) the absence of a material adverse effect with respect to each of RBA (with respect to IAA’s obligations) and IAA (with respect to RBA’s obligations), (h) the receipt by IAA of an opinion from tax counsel as to the Mergers qualifying as a “reorganization” and not resulting in gain recognition for certain IAA stockholders under the applicable provisions of the Internal Revenue Code and (i) other customary closing conditions. As of the date of this report, the transaction is expected to close in the first half of 2023, subject to the satisfaction or waiver of these conditions.

The Merger Agreement contains customary representations, warranties and covenants made by each of RBA, US Holdings, Merger Sub 1, Merger Sub 2 and IAA, including, among others, covenants by each of RBA and IAA to use reasonable efforts to conduct their respective businesses in the ordinary course in all material respects between the date of signing of the Merger Agreement and the closing of the Mergers and prohibiting the parties from engaging in certain kinds of activities during such period without the consent of the other party.

Each of RBA and IAA has agreed to customary non-solicitation covenants that prohibit them from, directly or indirectly, soliciting competing proposals or entering into discussions or negotiations or providing confidential information in connection with certain proposals for an alternative transaction. These non-solicitation provisions allow RBA and IAA, under certain circumstances and in compliance with certain obligations under the Merger Agreement, to provide non-public information to, and enter into discussions or negotiations with, third parties in response to an unsolicited competing proposal. Under the terms of the Merger Agreement and subject to certain limitations, including notice periods and match rights in favor of the other party, the board of directors of each of RBA and IAA may change its recommendation to stockholders regarding the Mergers in response to (a) an unsolicited competing proposal that such board determines is more favorable from a financial point of view to the RBA or IAA stockholders, respectively, than the Mergers, or (b) another intervening event as specified in the Merger Agreement, if such board of directors determines that the failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable law.

The Merger Agreement contains customary termination rights for RBA and IAA, including if (i) the RBA Shareholder Approval or the IAA Stockholder Approval is not obtained at a meeting where the applicable vote is held, (ii) the Mergers are not consummated by August 7, 2023, as such date may be extended under the terms of the Merger Agreement, or (iii) any law, order, decree, ruling or judgment permanently prohibits completion of the Mergers or satisfaction of the regulatory clearance related closing conditions. The Merger Agreement also provides certain termination rights for the benefit of each party, including (A) if the other party’s board of directors changes its recommendation to stockholders in relation to the Mergers prior to such other party obtaining the approval of its stockholders, (B) for a breach of any representation, warranty, covenant or agreement made by the other party under the Merger Agreement (subject to certain procedures, cure periods and materiality exceptions), and (C) to enter into a definitive agreement with respect to a superior proposal under certain circumstances and in compliance with certain obligations under the Merger Agreement, including the obligation to pay the termination fee referred to below concurrently with such termination. If the Merger Agreement is terminated under certain circumstances, including following a party’s board of directors changing its recommendation, RBA or IAA, as applicable, would be required to pay the other party a termination fee in cash of $189 million.

The Merger Agreement provides that, as of immediately following the Effective Time, the board of directors of RBA will consist of twelve members, of whom (i) eight directors will be designated by RBA, which designees will consist of: Erik Olsson, who will continue as Chair of the RBA board of directors; Ann Fandozzi, who will continue as the Chief Executive Officer of RBA; and six existing directors of RBA who are independent under the rules and regulations of the NYSE and applicable Canadian securities laws as designated by RBA; and (ii) four directors of IAA, three of whom are independent under the rules and regulations of the NYSE and applicable Canadian securities laws, as designated by IAA.

In connection with the proposed Mergers, on November 7, 2022, RBA entered into (i) a commitment letter (the “Commitment Letter”) with Goldman Sachs Bank USA (acting through such of its affiliates or branches as it deems appropriate, “GS Bank”), Bank of America, N.A. (“BANA”), BofA Securities, Inc. (or any of its designated affiliates, “BofA Securities”, and, together with BANA, “BofA”), Royal Bank of Canada (“Royal Bank”), RBC Capital Markets, LLC (“RBCCM”, and, together with Royal Bank through such of its affiliates and branches as it deems appropriate, “RBC”, and, together with GS Bank and BofA, each, an “Initial Lender”, and collectively, the “Initial Lenders”), pursuant to which the Initial Lenders are committing to provide (a) a backstop senior secured revolving credit facility in an aggregate principal amount of up to $750 million and (b) a senior secured 364-day bridge loan facility in an aggregate principal amount of up to $2.8 billion (the “Bridge Loan Facility”) and (ii) an engagement letter with Goldman Sachs & Co. (acting through such of its affiliates or branches as it deems apprropriate), BofA Securities and RBCCM (collectively, the “Investment Banks”), pursuant to which the Investment Banks agree, subject to the terms and conditions set forth in such engagement letter, to serve as lead arrangers and bookrunners in connection with an amendment to RBA’s existing credit facility, a Term Loan A facility, a Term Loan B facility and/or any other loan facilities, credit facilities, commercial bank financings or other bank or institutional facilities, and as lead placement agents for, or lead underwriters or initial purchasers of, any senior secured or unsecured notes and any and all secured or unsecured debt, equity or equity-linked securities of RBA or any of its subsidiaries, in each case, incurred or issued to finance the proposed Mergers or refinance any amounts borrowed under the Bridge Loan Facility.

Additional Information

The foregoing description of the Merger Agreement and the Mergers does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated herein by reference. A copy of the Merger Agreement has been included to provide investors with information regarding its terms and is not intended to provide any factual information about RBA or IAA.

The Merger Agreement contains representations, warranties, covenants and agreements, which were made only for purposes of such agreement and as of specified dates. The representations and warranties in the Merger Agreement reflect negotiations between the parties to the Merger Agreement and are not intended as statements of fact to be relied upon by IAA’s stockholders. In particular, the representations, warranties, covenants and agreements in the Merger Agreement may be subject to limitations agreed by the parties, including having been modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, and having been made for purposes of allocating risk among the parties rather than establishing matters of fact. In addition, the parties may apply standards of materiality in a way that is different from what may be viewed as material by investors. As such, the representations and warranties in the Merger Agreement may not describe the actual state of affairs at the date they were made or at any other time and you should not rely on them as statements of fact. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, and unless required by applicable law, IAA undertakes no obligation to update such information.

Item 7.01	Regulation FD.

On November 7, 2022, RBA and IAA issued a joint press release announcing entry into the Merger Agreement and also made available an investor presentation relating to the Merger Agreement and the transactions contemplated thereby. A copy of the press release is furnished herewith as Exhibit 99.1 and a copy of the investor presentation is furnished herewith as Exhibit 99.2. The information under this Item 7.01, including the press release attached hereto as Exhibit 99.1 and the investor presentation attached hereto as Exhibit 99.2, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such filing.

Forward-Looking Statements

This report contains information relating to a proposed business combination transaction between RBA and IAA. This report includes forward-looking information within the meaning of Canadian securities legislation and forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act (collectively, “forward-looking statements”). Forward-looking statements may include statements relating to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction, other aspects of RBA’s or IAA’s respective businesses, operations, financial condition or operating results and other statements that are not historical facts. There can be no assurance that the proposed transaction will in fact be consummated. These forward-looking statements generally can be identified by phrases such as “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “predicts,” “potential,” “continue,” “foresees,” “forecasts,” “estimates” or other words or phrases of similar import.

It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the combined companies or the price of RBA Common Shares or IAA Common Stock. Therefore, you should not place undue reliance on any such statements and caution must be exercised in relying on forward-looking statements. These forward-looking statements involve certain risks and uncertainties, many of which are beyond the parties’ control, that could cause actual results to differ materially from those indicated in such forward-looking statements, including but not limited to: the possibility that shareholders of RBA may not approve the issuance of new RBA Common Shares in the transaction or that stockholders of IAA may not approve the adoption of the Merger Agreement; the risk that a condition to closing of the proposed transaction may not be satisfied (or waived), that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; the anticipated tax treatment of the proposed transaction; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the proposed transaction; the diversion of management time on transaction-related issues; the response of competitors to the proposed transaction; the ultimate difficulty, timing, cost and results of integrating the operations of RBA and IAA; the effects of the business combination of RBA and IAA, including the combined company’s future financial condition, results of operations, strategy and plans; the failure (or delay) to receive the required regulatory approval of the transaction; the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed transaction; the effect of the announcement, pendency or consummation of the proposed transaction on the trading price of RBA Common Shares or IAA Common Stock; the ability of RBA and/or IAA to retain and hire key personnel and employees; the significant costs associated with the proposed transaction; the outcome of any legal proceedings that could be instituted against RBA, IAA and/or others relating to the proposed transaction; restrictions during the pendency of the proposed transaction that may impact the ability of RBA and/or IAA to pursue non-ordinary course transactions, including certain business opportunities or strategic transactions; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; legislative, regulatory and economic developments affecting the business of RBA and IAA; general economic and market developments and conditions; the evolving legal, regulatory and tax regimes under which RBA and IAA operates; unpredictability and severity of catastrophic events, including, but not limited to, pandemics, acts of terrorism or outbreak of war or hostilities, as well as RBA’s or IAA’s response to any of the aforementioned factors. These risks, as well as other risks related to the proposed transaction, will be included in the registration statement on Form S-4 and joint proxy statement/prospectus that will be filed with the SEC and applicable Canadian securities regulatory authorities in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties.

For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to RBA’s and IAA’s respective periodic reports and other filings with the SEC and/or applicable Canadian securities regulatory authorities, including the risk factors identified in RBA’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K and IAA’s most recent Quarterly Reports on Form 10-Q and Annual Report on Form 10-K. The forward-looking statements included in this report are made only as of the date hereof. IAA undertakes no obligation to update any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made, except as required by law.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any offer, solicitation or sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, or pursuant to an exemption from, or in a transaction not subject to, such registration requirements.

Important Additional Information and Where to Find It

In connection with the proposed transaction, RBA expects to file with the SEC and applicable Canadian securities regulatory authorities a registration statement on Form S-4 to register the RBA Common Shares to be issued in connection with the proposed transaction. The registration statement will include a joint proxy statement/prospectus which will be sent to the stockholders of RBA and IAA seeking their approval of their respective transaction-related proposals. Each of RBA and IAA may also file other relevant documents with the SEC and/or applicable Canadian securities regulatory authorities regarding the proposed transaction. This document is not a substitute for the proxy statement/prospectus or registration statement or any other document that RBA or IAA may file with the SEC and/or applicable Canadian securities regulatory authorities. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE RELATED JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC and applicable Canadian securities regulatory authorities IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE IN THE PROXY STATEMENT/PROSPECTUS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT RBA, IAA AND THE PROPOSED TRANSACTION.

Investors and security holders may obtain copies of these documents (when they are available) free of charge through the website maintained by the SEC at www.sec.gov, SEDAR at www.sedar.com or from RBA at its website, investor.ritchiebros.com, or from IAA at its website, investors.iaai.com. Documents filed with the SEC and applicable Canadian securities regulatory authorities by RBA (when they are available) will be available free of charge by accessing RBA’s website at investor.ritchiebros.com under the heading Financials/SEC Filings, or, alternatively, by directing a request by telephone or mail to RBA at 9500 Glenlyon Parkway, Burnaby, BC, V5J 0C6, Canada, and documents filed with the SEC by IAA (when they are available) will be available free of charge by IAA’s website at investors.iaai.com or by contacting IAA’s Investor Relations at investors@iaai.com.

Participants in the Solicitation

RBA and IAA and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of RBA and IAA in respect of the proposed transaction under the rules of the SEC. Information about RBA’s directors and executive officers is available in RBA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Shareholders, which was filed with the SEC and applicable Canadian securities regulatory authorities on March 15, 2022, and certain of its Current Reports on Form 8-K. Information about IAA’s directors and executive officers is available in IAA’s definitive proxy statement on Schedule 14A for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on May 2, 2022, and certain of its Current Reports on Form 8-K. Other information regarding persons who may be deemed participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC and applicable Canadian securities regulatory authorities regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from RBA or IAA free of charge using the sources indicated above.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

2.1*	Agreement and Plan of Merger and Reorganization, dated as of November 7, 2022, by and among Ritchie Bros. Auctioneers Incorporated, Ritchie Bros. Holdings Inc., Impala Merger Sub I, LLC, Impala Merger Sub II, LLC, and IAA, Inc.

99.1+	Joint Press Release, dated November 7, 2022

99.2+	Investor Presentation, dated November 7, 2022

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Schedules and similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. IAA agrees to furnish a supplemental copy of any omitted schedule or attachment to the SEC upon request.

+	Furnished herewith.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

IAA, INC.

Date: November 7, 2022	By:	/s/ Susan Healy
Susan Healy
Executive Vice President, Chief Financial Officer
(Principal Financial Officer)